FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2004.

Total number of pages: 12.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Changes in Nomura Group Company Organizations and Directors and Executive Officers]	4
2. [Nomura Group Announces Line Head]	11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    March 5, 2004

Tokyo, March 5, 2004

Changes in Nomura Group Company Organizations and Directors and Executive Officers

Nomura Holdings, Inc., announces the following Nomura Group company organizational and Director and Executive Officer changes. These apply to Nomura Holdings as well as to its wholly owned subsidiaries.

A. Organizational Changes

(effective April 1, 2004)

Nomura Securities Co., Ltd.

1. Syndicate Department

The Syndicate Department is to be newly established.

2. Capital Market Department

The Capital Market Department is to be newly established in the Investment Banking Products Division.

3. Debt Capital Market Department

The Debt Capital Market Department is to be dissolved.

4. Equity Capital Market Department

The Equity Capital Market Department is to be dissolved.

5. Financial Management Division

(1)	The Financial Management Division is to be newly established to incorporate the Financial Management Departments in Tokyo, Osaka, Nagoya, and the Wealth Management Department in the Marketing Division.

(2)	Accordingly, the Financial Management Departments at Osaka Branch Office and Nagoya Branch Office will be reorganized into the Osaka Financial Management Department and the Nagoya Financial Management Department as a new organization at the Headquarters.

6. Health & Welfare Department

The Health & Welfare Department is to be dissolved and its functions transferred to the General Services Department and the Personnel Department.

7. Education & Training Department and Employee Relations Department

The Education & Training Department and Employee Relations Department are to be dissolved and their functions transferred to the Personnel Department.

8. Financial Research Center

(1)	The Financial Research Center is to be renamed the Financial & Economic Research Center.

(2)	The Economic Research Department is to be newly established in the Financial Research & Economic Center.

Nomura Asset Management Co., Ltd.

1. Structured Products Investment Department

The Structured Products Investment Department is to be newly established in the Investment and Research Division.

2. Advisory Fund Management Department

The Advisory Fund Management Department is to be newly established in the Investment and Research Division.

3. Dissolution of Departments

The Investment Technology Development Department, Equity Advisory Fund Management Department, Fixed Income Advisory Fund Management Department, Quantitative Investment Department and the Passive Investment Department are to be dissolved.

B. Changes in Directors and Executive Officers

Nomura Holdings, Inc.

Executive Officers:

Retiring (effective March 31, 2004)

Kenichi Fukuhara

Senior Managing Director

Akio Nakaniwa

Senior Managing Director

Newly Named (pending shareholders approval in June 2004)

Atsushi Yoshikawa

Senior Managing Director

(currently Senior Managing Director, Nomura Securities Co., Ltd.)

Akihiko Nakamura

Senior Managing Director

(currently Senior Managing Director, Nomura Securities Co., Ltd.)

Akihito Watanabe

Senior Managing Director

(currently Managing Director of the Corporate Planning Dept., Nomura Securities Co., Ltd.)

Tetsu Ozaki

Senior Managing Director

(currently Managing Director of the Equity Business Strategy Dept. and Equity Dept., Nomura Securities Co., Ltd.)

Shigesuke Kashiwagi

Senior Managing Director

(currently Managing Director of the Fixed Income Dept., Nomura Securities Co., Ltd.)

Yugo Ishida

Senior Managing Director

(currently on secondment to Nomura International plc (transferred from Nomura Securities Co., Ltd.))

Nomura Securities Co., Ltd.

Directors:

Retiring (effective March 31, 2004)

Kenichi Watanabe

Director

Shigeru Hirota

Outside Director

(appointed Advisor effective April 1, 2004)

Newly Named (pending shareholders approval in March 2004)

Takumi Shibata

Director

Kenichi Shinbashi

Director

Executive Officers:

Newly Named (effective April 1, 2004)

Toshihiro Iwasaki

Senior Managing Director

(currently Managing Director of Fukuoka Branch Office)

Masahiko Kitayama

Senior Managing Director

(currently Managing Director of Kobe Branch Office)

Akihito Watanabe

Senior Managing Director

(currently Managing Director of Corporate Planning Dept.)

Tetsu Ozaki

Senior Managing Director

(currently Managing Director of Equity Business Strategy Dept. and Equity Dept.)

Minoru Kobayashi

Senior Managing Director

(currently Managing Director of Nagoya Ekimae Branch Office)

Minoru Aoki

Senior Managing Director

(currently Managing Director of Kyoto Branch Office)

Shinichiro Watanabe

Senior Managing Director

(currently Managing Director of Retail Strategy Dept.)

Shigesuke Kashiwagi

Senior Managing Director

(currently Managing Director of Fixed Income Dept.)

Shoichi Nagamatsu

Senior Managing Director

(currently Managing Director of Investment Banking Depts. II and IV)

Reappointed (effective April 1, 2004)

Yasuo Agemura

Executive Managing Director

(currently Senior Managing Director)

Retiring (effective March 31, 2004)

Kenichi Fukuhara

Senior Managing Director

(appointed Advisor effective April 1, 2004)

Kenichi Yunoki

Senior Managing Director

(appointed President & CEO, Nomura Business Services Co., Ltd. effective April 1, 2004)

Atsushi Yoshikawa

Senior Managing Director

(appointed Executive Managing Director, Nomura Asset Management Co., Ltd. effective April 1, 2004)

Nobuto Nakahari

Senior Managing Director

(appointed Executive Managing Director, The Nomura Trust and Banking Co., Ltd. effective April 1, 2004)

Kenichi Shinbashi

Senior Managing Director

(appointed Director effective April 1, 2004)

Nomura Asset Management Co., Ltd.

Directors:

Retiring (effective March 31, 2004)

Masanori Itatani

Outside Director

Newly Named (pending shareholders approval in March 2004)

Hiroshi Tanaka

Outside Director

Committee Members:

Nomination Committee

Retiring

Masanori Itatani

Newly Named

Hiroshi Tanaka

Compensation Committee

Retiring

Masanori Itatani

Newly Named

Hiroshi Tanaka

Executive Officers:

Newly Named (effective April 1, 2004)

Atsushi Yoshikawa

(currently Senior Managing Director, Nomura Securities Co., Ltd.)

Koichi Goto

(currently Managing Director, Corporate Communications Dept., Nomura Group Headquarters, Publicity Dept., Nomura Securities Co., Ltd.)

Yukio Shirokawa

(currently Managing Director, Products Planning & Development Dept., Nomura Asset Management Co., Ltd.)

Reappointed (effective April 1, 2004)

Shigeru Fujinuma

Executive Managing Director

(currently Senior Managing Director)

Retiring (effective March 31, 2004)

Akio Nakaniwa

Executive Vice President

Norio Kinoshita

Senior Managing Director

(appointed Counsel effective April 1, 2004)

Kazuhiro Yamashita

Senior Managing Director

(appointed Counsel, The Nomura Trust and Banking Co., Ltd., effective April 1, 2004)

The Nomura Trust and Banking Co., Ltd.

Directors:

Retiring (effective March 31, 2004)

Nobuyuki Shigemune

(appointed Adviser, Nomura Holdings, Inc., effective April 1, 2004)

Newly Named (pending shareholders approval in March 2004)

Makoto Sonobe

(currently Executive Managing Director)

Committee Members:

Nomination Committee

Retiring

Nobuyuki Shigemune*

Newly Named

Makoto Sonobe*

Compensation Committee

Retiring

Nobuyuki Shigemune*

Newly Named

Makoto Sonobe*

(* = Chairman)

Executive Officers:

Reappointed (effective April 1, 2004)

Makoto Sonobe

President & CEO

(currently Executive Managing Director)

Retiring (effective March 31, 2004)

Nobuyuki Shigemune

President & CEO

Nomura Pension Support & Service Co., Ltd.

Change in President & CEO:

Retiring (effective March 31, 2004)

Kenichi Shinbashi

Newly Named (effective April 1, 2004)

Yoshimitsu Oura

Nomura Research & Advisory Co., Ltd.

Change in President & CEO:

Retiring (effective March 31, 2004)

Kenichi Fukuhara

Newly Named (effective April 1, 2004)

Akihito Watanabe

Nomura Business Services Co., Ltd.

Change in President & CEO:

Retiring (effective March 31, 2004)

Yasuo Kawamoto

Newly Named (effective April 1, 2004)

Kenichi Yunoki

Nomura Satellite Communications Co., Ltd.

Change in President & CEO:

Retiring (effective March 31, 2004)

Masanori Itatani

Newly Named (effective April 1, 2004)

Hiroshi Tanaka

Nomura Institute of Capital Markets Research

President

Newly Named (effective April 1, 2004)

Junichi Ujiie

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Tokyo, March 5, 2004

Nomura Group Announces Line Heads

Nomura Holdings, Inc., announces the following Group Line Heads effective April 1, 2004.

(Note: Positions refer to Nomura Holdings. Parentheses refer to positions at major subsidiaries. * = newly named)

A) Business Line Heads

Domestic Retail	Kenichi Watanabe*
Senior Managing Director
(Executive Vice President Nomura Securities Co., Ltd.)

Global Wholesale	Takashi Yanagiya*
Senior Managing Director
(Executive Vice President Nomura Securities Co., Ltd.)

Global Markets	Yasuo Agemura*
Senior Managing Director
(Executive Managing Director Nomura Securities Co., Ltd.)

Global Fixed Income	Shigesuke Kashiwagi*
Senior Managing Director
(Senior Managing Director Nomura Securities Co., Ltd.)

Global Equity	Tetsu Ozaki*
Senior Managing Director
(Senior Managing Director Nomura Securities Co., Ltd.)

Global Investment Banking	Noriyuki Ushiyama
Senior Managing Director
(Senior Managing Director Nomura Securities Co., Ltd.)

Global Merchant Banking	Yoshifumi Kawabata
Senior Managing Director
(Executive Managing Director Nomura Securities Co., Ltd.)

Asset Management	Kazutoshi Inano
Deputy President & Co-COO
(President Nomura Asset Management Co., Ltd.)

B) Business Support Line Heads

Corporate Strategy and Infrastructure	Takumi Shibata*
Senior Managing Director
(Executive Vice President Nomura Securities Co., Ltd.)

Global Risk Management/ Global Treasury /Global Controller/ Global IR	Akira Maruyama*
Senior Managing Director
(Senior Managing Director Nomura Securities Co., Ltd.)

Global IT & Operations	Akihiko Nakamura*
Senior Managing Director
(Senior Managing Director Nomura Securities Co., Ltd.)

Global Corporate Communications	Hiroshi Tanaka*
Senior Managing Director
(Senior Managing Director Nomura Securities Co., Ltd.)

Global Research	Akihito Watanabe*
Senior Managing Director
(Senior Managing Director Nomura Securities Co., Ltd.)

C) Regional Management

(effective April 1, 2004)

Americas	Hideyuki Takahashi
Senior Managing Director
(President & CEO Nomura Holding America, Inc.)

Europe	Hiromi Yamaji
Senior Managing Director
(Chairman Nomura Europe Holdings plc)

Europe	Yugo Ishida*
(Co-Regional Management)	Senior Managing Director
(President Nomura Europe Holdings plc)

Asia & Oceania	Noriyasu Yoshizawa
Senior Managing Director
(President & Managing Director Nomura Asia Holding N.V.)

D) Internal Audit Head	Masanori Itatani*
(effective April 1, 2004)	Senior Managing Director
(Executive Managing Director Nomura Securities Co., Ltd.)

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.